

July 2, 2013

<u>Via E-mail</u>
Udo Rieder
Chief Executive Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, OR 97239

> **Re:** **Erickson Air-Crane Incorporated**
> **Registration Statement on Form S-3**
> **Filed June 10, 2013**
> **File No. 333-189196**

Dear Mr. Rieder:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have outstanding comments related to your Form 10-K for the fiscal year ended December 31, 2012 and subsequent periodic and current reports. Please note that all comments on your Form 10-K and subsequent periodic and current reports will need to be fully resolved before we act on a request for acceleration of the effectiveness of the Form S-3.

Selling Stockholders, page 6

2. Refer to footnote 1 to the selling stockholders table. Please remove the reference to "pecuniary interest" as beneficial ownership is not based on pecuniary interest for the purposes of Exchange Act Rule 13d-3(a).

Plan of Distribution, page 9

3. We note that the selling stockholders appear to beneficially own common stock representing over 57% of your outstanding common stock. We also note from page 21 of your definitive proxy statement filed April 30, 2013 that two of your directors, Quinn Morgan and Kenneth Lau, are also managers of the ZM Funds. Please provide us your legal analysis as to why the selling stockholders should not be named as underwriters pursuant to Section 2(a)(11) of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 if you have questions regarding these comments.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Michael Reed
        DLA Piper LLP